BAKER & HOSTETLER LLP

65 East State Street

Suite 2100

Columbus, Ohio 43215

(614) 228-1541 (General Number)

(614) 462-2616 (Telecopy Number)

(614) 426-4737 (Writer’s Direct Dial Number)

jboeckman@bakerlaw.com (Writer’s E-Mail Address)

April 21, 2006

ELECTRONIC SUBMISSION

United States

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Greif, Inc.
Form 10-K for Fiscal Year Ended October 31, 2005, Filed January 12, 2006
Form 10-Q for Fiscal quarter Ended January 31, 2006, Filed March 10, 2006
File No. 001-00566

Ladies and Gentlemen:

We represent Greif, Inc. (the “Company”). This letter is in response to the April 7, 2006 letter from the staff of the Securities and Exchange Commission (the “Commission”) to Michael J. Gasser, the Chief Executive Officer of the Company (the “April 7 Correspondence”), relating to the Company’s Form 10-K for its fiscal year ended October 31, 2005, filed January 12, 2006 (the “2005 Form 10-K”), and the Company’s Form 10-Q for its fiscal quarter ended January 31, 2006, filed March 10, 2006 (the “2006 first quarter Form 10-Q”), filed pursuant to the Securities Exchange Act of 1934. For convenience, each comment of the April 7 Correspondence is repeated followed by the Company’s response. The Company believes that the following information responds fully and completely to each of the comments in the April 7 Correspondence.

Form 10-K for the fiscal Year Ended October 31, 2005

Note 3 – Sale of European Accounts Receivable, page 42

1.	We note your disclosure regarding the sale of certain European accounts receivable. Please address the following:

•	Tell us whether any servicing assets or liabilities have been recognized in connection with this transaction and where they are classified on your balance sheet. Also tell us how you considered the disclosure requirements of paragraph 17 of SFAS 140.

Transaction Description

A description of the Company’s European Accounts Receivable sale transaction follows:

Pursuant to the terms of a Receivables Purchase Agreement (the “RPA”) dated October 28, 2004 between Greif Coordination Center BVBA (the “Seller”), an indirect wholly-owned subsidiary of Greif, Inc., and ING Belgium S.A. (the “Buyer”), the Seller agreed to sell trade receivables meeting certain eligibility requirements that Seller had purchased from other indirect wholly-owned subsidiaries of Greif, Inc., including Greif Belgium BVBA, Greif Germany GmbH, Greif Nederland BV, Greif Spain SA and Greif UK LTD, under discounted receivables purchase agreements and from Greif France SAS under a factoring agreement. The RPA was amended on October 28, 2005 to include receivables originated by Greif Portugal LDA, also an indirect wholly-owned subsidiary of Greif, Inc. In addition, on October 28, 2005, Greif Italia S.P.A., also an indirect wholly-owned subsidiary of Greif, Inc., entered into the Italian Receivables Purchase Agreement with ING Bank, Milan branch (the “Italian RPA”) with Greif Italia S.P.A. agreeing to sell trade receivables that meet certain eligibility criteria to ING Bank, Milan branch. The Italian RPA is similar in structure and terms as the RPA.

The structure of the transaction provides for a legal true sale of the receivables transferred from the various Greif, Inc. subsidiaries to Seller and from Seller to Buyer. The Buyer funds an initial purchase price of a certain percentage of eligible receivables based on a formula with the initial purchase price approximating 70 percent to 80 percent of eligible receivables. The remaining deferred purchase price is settled upon collection of the receivables. At the balance sheet reporting dates, the Company removes from accounts receivable the amount of proceeds received from the initial purchase price and continues to recognize the deferred purchase price in its accounts receivable. The receivables are sold on a non-recourse basis with the total funds in the servicing collection accounts pledged to Buyer between the semi-monthly settlement dates.

ANSWER:

The Company has not recognized any servicing assets or liabilities in connection with this transaction on its balance sheet. The Company believes the fair value of the servicing liability (less than $75,000 at any month end during the period from October 2004 to March 2006) is not material and would be amortized over a relatively short duration (thirty to sixty days) resulting in no material effect on its consolidated financial statements.

With respect to the servicing asset and liability disclosure requirements of paragraph 17e of SFAS 140, as stated above, the Company has determined that the servicing liability is not material and therefore has not recognized or disclosed matters relating to the servicing liability.

The disclosure requirements of paragraphs 17a, b, c, d, f(1), f(3) and g of SFAS 140 are not applicable or not material to this transaction. However, as discussed above, for 20 percent to 30 percent of the accounts receivable sold, the deferred purchase price is recorded in accounts receivable until settled upon collection of the accounts receivable. Upon reevaluation of its footnote disclosures, the Company believes that its disclosure adequately describes the characteristics of the transaction as required by 17f(2), but the Company notes that its $1.6 million loss on sale for 2005 in connection with this transaction, which was expensed in the Company’s consolidated statement of income for the relevant period, was not, however, explained in a separate narrative disclosure. The Company will provide on a prospective basis in all future filings with the Commission, more narrative explanations consistent with the requirements in paragraphs 17f(2) and 17f(4) related to disclosures on the deferred purchase price, loss on sale and cash flows.

•	Tell us how you considered the guidance in paragraph 9 of SFAS 140 in determining that sale treatment is appropriate.

ANSWER:

For each European subsidiary participating in the transaction, the Company obtained legal opinions from legal counsel in each country where the receivables originated addressing whether the structure for the transfer of receivables in each jurisdiction as well as the transfer from the Seller to Buyer met the legal isolation requirements of paragraphs 9(a) of SFAS 140. The Company reviewed each letter, discussed each letter with its external auditors and in some cases concluded that additional requirements were necessary for certain jurisdictions to qualify for legal true sale treatment. In those instances, the Company achieved those additional requirements prior to the transaction date or, if not accomplished, it treated that element of the transaction as a financing transaction (e.g., the United Kingdom transfer discussed below). The transactions were further analyzed under the criteria of paragraphs 9(b) and (c) of SFAS 140 and the Company concluded that the transaction discussed herein satisfied these criteria to achieve sale accounting treatment.

•	We note your disclosure on page 47 that “the long-term debt outstanding at October 31, 2004 consisted primarily of debt related to the arrangement of one of the Company’s European subsidiaries to sell certain accounts receivable.” Describe the nature of the debt and how it relates to the sale transaction.

ANSWER:

This disclosure relates to the RPA, as discussed above. The following disclosure appeared in Note 3 to the Consolidated Financial Statements included in the Form 10-K for the year ended October 31, 2004:

“Under this arrangement, the Company received proceeds of an additional $15.4 million from the sales of other European accounts receivable. However, due to certain circumstances with respect to specific laws regulating the transfer of assets in the country where those accounts receivable originated, the balances for those receivables continue to be recorded on the Consolidated Balance Sheet in accounts receivable and long-term debt at October 31, 2004.”

These accounts receivable originated in the United Kingdom; under the laws of the United Kingdom, legal title to the transferred accounts receivables did not pass to the Buyer until the account debtors for the receivables were notified of the transfer. The notice to the account debtors was not effective until the first quarter of 2005. Therefore, at October 31, 2004, the Company included these amounts as accounts receivable and long-term debt. In the first quarter of 2005 and each reporting date thereafter, these accounts receivable and debt amounts were removed from the balance sheet because they satisfied the applicable legal true sale criteria of SFAS 140, paragraph 9.

Note 4 – Goodwill and Other Intangible Assets, page 42

2.	We note your disclosure regarding the adjustments to goodwill during fiscal 2004 and 2005 as well as during the fiscal quarter ended January 31, 2006. We specifically note that the adjustments appear to relate to an acquisition, which closed several years ago. Describe more fully the nature of the adjustments and tell us why you believe it appropriate to continue to adjust goodwill recorded in connection with a 2001 acquisition (i.e. outside of the one year allocation period). We refer you to paragraphs 40, 41 and B183 of SFAS 141.

ANSWER:

The Company understands the allowable period to adjust goodwill for the Van Leer Industrial Packaging acquisition, which closed in March 2001. The adjustments described in the following paragraphs related to (1) corrections of omissions or accounting errors in the purchase price allocation or (2) adjustments to deferred taxes or estimates for income tax contingencies existing at the acquisition date that, in accordance with accounting pronouncements, are required to be recognized as a decrease or increase to goodwill in the current period. With respect to omissions or errors in the purchase price allocation, the Company concluded that the appropriate adjustment was to recognize the applicable asset or liability and adjust goodwill, as appropriate. The Company evaluated the materiality of the omission or error in its prior period financial statements and concluded that the effect of the adjustments was not material to the financial statements of the prior or current periods and had no impact on the statements of income.

The adjustment to decrease goodwill in the first quarter of 2006 of $1.1 million represented an adjustment to an incorrect deferred tax rate applied to the Company’s net deferred tax asset at the acquisition date for one of the Company’s German subsidiaries. During the first quarter of 2006, the deferred tax rate used to record the net deferred tax assets was adjusted to the appropriate tax rate at the date of acquisition of 39.25 percent as compared to 35.00 percent previously applied.

In 2005, the Company made $12.0 million of adjustments to goodwill. One of the adjustments to decrease goodwill during 2005 represented the recognition of a $2.2 million deferred tax asset. This correction was made for the omission of the deferred tax asset that was not previously recognized as required in the purchase price allocation. The other 2005 adjustment to goodwill represented a $9.8 million reversal of a tax contingency, which was originally recognized in the purchase price allocation to provide for the retrospective assessment of corporation tax for the years 1990 to 1999 in one of the Company’s Dutch subsidiaries, and was favorably resolved by the Dutch courts in 2005. In accordance with EITF 93-7, “Uncertainties Related to Income Taxes in a Purchase Business Combination,” this item was appropriately recorded to reduce goodwill when the contingency was resolved.

In 2004, the Company made $12.4 million of adjustments to goodwill. One of the adjustments to decrease goodwill in 2004 was recorded to recognize the cash surrender value of reinsurance contracts of $8.9 million that are used to fund pension payments in Germany. During 2004, the Company recognized that this asset was omitted in its original purchase price allocation. Consequently, this omission was recorded by decreasing goodwill and recognizing the cash surrender value as an asset. The other adjustment to decrease goodwill in 2004 represented the $3.5 million reversal of a valuation allowance for net operating loss carryforward benefits, which was the appropriate accounting treatment under SFAS 109, paragraph 30.

Item 9A. Controls and Procedures

3.	We note your disclosure that “the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective in timely making known to them material information required to be included in the Company’s periodic filings with the Securities and Exchange Commission.” Confirm, if true, that as of October 31, 2005 and January 31, 2006 your officers concluded that your disclosure controls are also effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Also confirm, if true, that as of October 31, 2005 and January 31, 2006 your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Tell us what consideration you gave to disclosing this information under Item 9A of your Form 10-K and Item 4 of your Form 10-Q. We refer you to Exchange Act Rule 13a-15(e).

ANSWER:

The Company maintains certain processes and practices, which are incorporated in the design and operation of its disclosure controls and procedures, to provide reasonable assurance that all information relating to the Company is recorded, processed, summarized, evaluated and reported within the time periods specified in the rules and forms of the Commission. The Company’s disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to the management, including the Chief Executive Officer and Chief Financial Officer, as may be appropriate, to allow timely decisions regarding required disclosures. The management of the Company, including the Chief Executive Officer and Chief Financial Officer, regularly engage in reviews of the Company’s disclosure controls and procedures.

In the 2005 Form 10-K and the 2006 first quarter Form 10-Q, the Company disclosed that “the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective in timely making known to them material information required to be included in the Company’s periodic filings with the Securities and Exchange Commission.” Implicit in these disclosures were the conclusions of the Chief Executive Officer and Chief Financial Officer, based on their reviews of Company’s disclosure controls and procedures as of the relevant periods covered by the reports, that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in reports filed or submitted by the Company under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including the Chief Executive Officer and Chief Financial Officer, as may be appropriate, to allow timely decisions regarding required disclosures, and that such information is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission.

The Company will disclose, if true, in all subsequent periodic filings with the Commission under Item 9A of Form 10-K and Item 4 of Form 10-Q, the following statements:

With the participation of the principal executive officer and principal financial officer of Greif, Inc. (the “Company”), the Company’s management has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the end of the period covered by this report. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report:

•	Information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission;

•	Information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure; and

•	The Company’s disclosure controls and procedures are effective in timely making known to them material information required to be included in the Company’s periodic filings with the Securities and Exchange Commission.

Attached as Exhibit A to this letter are the requested confirmations from the Company’s principal executive and principal financial officers.

Item 13. Certain Relationships and Related Transactions, page 71

4.	We note your disclosure (incorporated by reference from the 2006 Proxy Statement) that during fiscal 2005 you retained the law firm of Baker & Hostetler LLP to perform certain legal services on your behalf and that Daniel J. Gunsett, a partner in that firm, is also a director of the Company and a member of the Compensation, Executive, Nominating and Corporate Governance, Stock Option and Stock Repurchase Committees. Tell us whether fees incurred under this arrangement were material in 2005 and what consideration you gave to disclosing this information your financial statements. We refer you to SFAS 57 and Rule 4-08(k) of Regulation S-X.

ANSWER:

Paragraph 2 of SFAS 57 states:

“Financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business.”

During 2005, the Company paid the law firm of Baker & Hostetler LLP approximately $0.5 million to perform certain legal services on its behalf. From the perspective of Baker & Hostetler LLP, this amount represented less than 0.20 percent of the firm’s 2005 revenues. Baker & Hostetler LLP is a national law firm with more than 600 attorneys in its ten offices around the country and affiliations with firms in Brazil and Mexico. From the perspective of the Company, the amount paid to Baker & Hostetler LLP represented 0.26 percent of its operating profit. The Company has concluded that the legal fees paid to Baker & Hostetler in 2005 and the nature of the relationship were not material to disclose in the footnotes to the Company’s financial statements.

In addition, the Board of Directors regularly reviews these fees and the independence of all the Company’s directors and has adopted categorical standards for assisting them in making those determinations. These standards are posted on the Company’s website at www.greif.com under “Investor Center” under “Corporate Governance.” Under these standards, the Board of Directors has affirmatively determined that Mr. Gunsett is independent and is an independent director as defined in the NYSE listing standards.

Form 10-Q for the Fiscal quarter Ended January 31, 2006

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies

Stock-Based Compensation Expense, page 6

5.	We note that you adopted SFAS 123(R) during the quarter ended January 31, 2006. Tell us what consideration was given to the disclosure requirements of SAB No. 107, Section H. Question 1. Revise your filing as necessary if you determine that you have not provided the required disclosures of this bulletin, which includes all disclosures required by paragraphs 64-65, 84, and A240-242 of Statement 123(R). Further, explain your method of expensing options granted prior to October 31, 2005 using the “accelerated multiple-option approach” and how this approach complies with authoritative guidance.

ANSWER:

The Company did not alter its method of recognizing the compensation expense for stock options in the quarter ended January 31, 2006 from the method used for purposes of pro forma disclosures for the year ended October 31, 2005. The textual description of this method referred to on page 7 of the 2006 first quarter 10-Q was incorrect. The Company has always used the straight-line single option method of expensing stock options for pro forma disclosure purposes prior to 2006 and has and will continue to utilize this method to recognize compensation expense in its statement of income for all stock options including those granted prior to October 31, 2005. In the Form 10-Q for the quarter ended April 30, 2006, the Company will provide disclosures alerting readers to the mischaracterization.

The Company believes that its Consolidated Statements of Cash Flows and the information provided in Notes 1 and 13 to the Consolidated Financial Statements included in the 2006 first quarter Form 10-Q and Note 11 to the Consolidated Financial Statements in the 2005 Form 10-K, includes all information necessary to comply with the disclosure requirements set forth in SAB No. 107, Section H. Question 1 and paragraphs 64-65, 84 and A240-242 of SFAS 123(R). However, the Company acknowledges that certain information provided in its 2005 Form 10-K should have been repeated in its 2006 first quarter Form 10-Q. Such information will be provided on a prospective basis in the Company’s 2006 second quarter Form-10-Q.

Attached as Exhibit B to this letter is a statement from the Company acknowledging the matters requested in the April 7 Correspondence.

If you need any additional information or clarification, please let me know.

Sincerely,

/s/ Joseph P. Boeckman
Joseph P. Boeckman

Copies to:

Kathleen Collins, Accounting Branch Chief, Securities and Exchange Commission

Thomas Ferraro, Senior Staff Accountant, Securities and Exchange Commission

April Coleman, Staff Accountant, Securities and Exchange Commission

Michael J. Gasser, Chief Executive Officer, Greif, Inc.

Ernst & Young LLP

EXHIBIT A

CONFIRMATIONS OF PRINCIPAL EXECUTIVE

AND PRINCIPAL FINANCIAL OFFICERS

The undersigned certify that they are the principal executive and principal financial officers of Greif, Inc. (the “Company”) and, with their participation, the Company’s management evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of October 31, 2005 and January 31, 2006, respectively. Based upon that evaluation, the undersigned concluded that, as of October 31, 2005 and January 31, 2006, respectively:

•	The Company’s disclosure controls were effective to give reasonable assurance that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission; and

•	The Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

/s/ Michael J. Gasser	/s/ Donald S. Huml
Michael J. Gasser, Chairman and Chief Executive Officer (principal executive officer)	Donald S. Huml, Executive Vice President and Chief Financial Officer (principal financial officer)

EXHIBIT B

ACKNOWLEDGEMENTS OF GREIF, INC.

As requested in the April 7, 2006 letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael J. Gasser, the Chief Executive Officer of Greif, Inc. (the “Company”), the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GREIF, INC.

By	/s/ Michael J. Gasser
Michael J. Gasser, Chairman and
Chief Executive Officer